

NOVA MINERALS

Developing a tier one gold asset and securing U.S. domestic antimony supply

Company Update October 2025

NASDAQ: NVA | ASX: NVA

www.novaminerals.com.au

Disclaimers

NOVA MINERALS

Forward Looking Statements

All statements in this presentation, other than those relating to historical facts, are "forward-looking statements." These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the industry and government policies and regulations relating to our industry; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, protect, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward -looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the overall global economic environment; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; expectations regarding the potential mineralization, geological merit and economic feasibility of our property; expectations regarding exploration results at our property; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration permits and other third-party approvals; and government regulation of mineral exploration and development operations . The Company has filed a registration statement on Form F-1, as may be amended (Registration No.: 333-278695). Before you Invest, you should carefully read the registration statement, including the factors described in the "Risk Factors" section of the Registration Statement and other documents that we have filed, and will subsequently file, with the Securities and Exchange Commission to better understand the risks and uncertainties inherent in our business and industry and for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission's website at wvvw.sec.gov. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of the Registration Statement. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws.

Investment Highlights

Rapidly advancing world class U.S. gold and antimony assets towards production

NOVA MINERALS

Estelle Project: District Scale 514km^2 with Dual Assets on the One U.S. Project (85% Owned)

Antimony: Fast-tracking production to develop the U.S.'s first fully domestic integrated antimony supply chain in decades

- 1 of 9 globally, and 1 of 2 in the US, with near term production potential
- **US$43.4M U.S. Dept of War award support**
- Onshoring antimony production
- Targeting production in 2026/27

Gold: Rapidly advancing one of the world's largest undeveloped gold deposits, aiming to become a tier-one, global gold producer

- **9.9Moz JORC[1] & 5.2Moz S-K1300 resource[1]**
- High-grade & bulk tonnage
- Thick ore zones from surface
- Open pit, bulk-mineable, low-strip ratio deposits
- Feasibility studies underway

- Team to deliver
- Infrastructure solutions
- Gold & antimony near all time highs
- U.S. Dept of War award funding
- Presidential executive orders
- Mining friendly Alaska
- All on State lands
- Streamlined permitting


ALASKA
Tintina Gold Province
>220Moz Au
NOVA MINERALS
Estelle Project
Gold & Antimony

1 Economic pit constrained resource compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Estelle Project - Gold and Antimony in Alaska

District scale 514km^2 with gold and antimony assets within the one U.S. project

NOVA MINERALS



Antimony-Gold prospect
Priority Antimony-Gold area
Gold prospect
Priority Gold area
Stibium
Korbel
RPM
Styx

1 Economic pit constrained resource compliant to JORC and S-K 1300 standards. Refer to Appendix 1

ASX Announcements: Gold: 11 October 2021 & 20 November 2023
Antimony: 10 October 2023, 20 November & 5 December 2024

Estelle Project - Precious and Strategic Minerals

Macro-economic drivers - Right place, right time, with the right commodities

NOVA MINERALS

Gold – Precious mineral near all time highs

- Central bank purchases
- Inflation hedge
- Safe-haven demand
- Gold is money

Antimony – Strategic with no U.S. supply

- Strategically important critical mineral
- China's export restrictions
- U.S. dependency for defense and renewable energy



PREC.M.XAU= · 1D · FX$ · Bid 4108.2400 -247.0149 (−5.67%)
USD
oz t
Gold Spot Price
~US$4,100 oz
4108.2400
3000.0000
2000.0000
1000.0000
2016
2018
2020
2022
2024
10Y
21-Oct-2015 – 21-Oct-2025



BASE M. ANT-LON · 1D · Trade Price 63250 5250 (+9.05%)
USD
t
Antimony Spot Price
~US$63,250 mt
63250
40000
20000
0
2017
2019
2021
2023
2025
10Y
07-Oct-2015 – 30-Sep-2025

*Source: Reuters

Estelle's Antimony Assets

Fast-tracking production to develop the U.S.'s first fully domestic integrated antimony supply chain

Estelle's Antimony Assets

Identified as 1 of 9 globally, and 1 of 2 in the U.S. with near term production potential

NOVA MINERALS



Antimony-Gold prospect
Priority Antimony-Gold area
Stibium
Stoney
T5
Shoeshine
Train
Trumpet
Styx

Estelle's Antimony Assets

- 7 antimony-gold prospects
- High-grade surface samples up to 60.5% Sb & 20 samples > 20% Sb
- Stibium 800m x 400m antimony rich zone - Resource drilling 2025/2026
- US$43.4M U.S. Dept of War award to onshore antimony production
- Targeting near term production 2026/27
- Secure a U.S. domestic supply chain – Mining to refining

Estelle's Antimony Assets - Stibium

High-grade gold & antimony in close proximity to the Korbel & the camp

- High-grade antimony and gold with 16 samples > 5 g/t Au up to 141 g/t Au and 12 samples > 30% Sb up to 60.5% Sb
- Surface sampling has identified an 800m long by 400m wide antimony rich zone at Stibium, which remains open
- Drilling underway
- Stibium access road in progress

Stibium Stand Alone Antimony-Gold Starter Mine

- Quick start up
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential



Proposed access road to Korbel
N
Proposed access road to Stibium
Stibium
2.0 g/t Au
5.9 g/t Au
35.3% Sb
34.8 g/t Au
3.6 g/t Au, 0.1% Sb
32.7% Sb
32.6% Sb
54.5% Sb
34.9% Sb
46.2% Sb
43.3% Sb
19.3% Sb
54.8% Sb
56.7% Sb
141 g/t Au
42.8 g/t Au
22.3 g/t Au
64.7 g/t Au
19.1% Sb
45.9% Sb
29.1 g/t Au
55.7% Sb
62.3 g/t Au
12.7 g/t Au,1,600 g/t Ag, 2.1% Sb
1.6 g/t Au, 0.1% Sb
1.3 g/t Au
1.5 g/t Au
0.6 g/t Au, 0.1% Sb
1.5 g/t Au, 60.5% S
800m
400m
Rock Chip Sampling – Sb %
> 15% Sb
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au



Sample E406774 (54.5% Sb)

ASX Announcements: 10 October 2023, 5 & 11 December 2024

Estelle’s Antimony Assets - Styx

High-grade antimony outcrop

- High-grade antimony and gold with 5 samples > 1 g/t Au up to 9.8 g/t Au and 9 samples > 1% Sb up to 54.1% Sb
- The main Styx occurrence is a >1m thick quartz-stibnite vein (up to 50% stibnite) with excellent outcrop exposure over 20m
- Ore sorting - 132% upgrade yielding 49.1% antimony trisulfide (Sb_2S_3)
- Massive stibnite stockpiled at camp for potential near term antimony production



Sample E406941: 54.1% Sb



ASX Announcements: 10 October 2023, 22 November 2024, 7 August 2025

Estelle's Antimony Assets – Phase 1

US$43.4M one of the largest recent U.S. govt awards to secure domestic critical minerals supply

NOVA MINERALS

Primary focus to produce military-spec antimony

The funding will support multiple critical project phases from mining to refining including:

- Resource definition
- Technical studies and plant design
- Permitting
- Mining and processing equipment procurement
- Construction
- Production, targeted by late 2026/27

Estelle's Antimony Assets – Phase 1

Key milestones – Many achieved already

NOVA MINERALS

- [x] US$43.4M U.S. Dept of War Award
- [x] Commence resource definition drilling
- [x] Commence surface antimony ore stock piling
- [x] Secure refinery land permits at Port MacKenzie
- [x] Commence technical studies
- [ ] Stibium access road
- [ ] Appoint leading antimony expert
- [ ] Conceptual plant design and flowsheet
- [ ] Establish antimony MRE
- [ ] Mine and process equipment procurement
- [ ] Commence mining
- [ ] Construction
- [ ] Commissioning
- [ ] Full scale phase 1 production targeted late 2026/27

Nova holds a commanding first-mover advantage as the sole emerging fully integrated antimony producer, with permitted land in an industrial zone, robust government support, and critical infrastructure in place for its planned Stage 1 and 2 downstream refinery at the deep-water Port MacKenzie, positioning it to become a pivotal supplier in the U.S. antimony market.

Estelle's Antimony Assets – Refinery Site Land Secured

Sole emerging fully integrated antimony producer with land secured in an industrial zone

NOVA MINERALS

42.81 acres secured for downstream refinery with land permitted for a commercial operation of a U.S. Critical Minerals Production Hub

- Feasibility and environmental studies to commence for downstream refinery at Port MacKenzie industrial zone site

Port MacKenzie Infrastructure

- Bulk commodity export facility
- 1,200-foot long deep-draft dock for large vessels
- Separate 500-foot long barge dock
- Site aligned with West Susitna Access Road
- Proposed 32-mile rail spur
- Onsite power



Conceptual rendering of proposed antimony refinery





Account #7170000T003
Location of Nova Minerals Antimony Refinery
S 14N04W23 - Tax Map PM 06
MSB/LRMD October 2025
Feet
0
500
1,000
1,500
VICINITY MAP
2.42 MILES FROM SITE TO PORT
23
20
W Point MacKenzie Rd
42.81 Acres
NOVA MINERALS
Site secured for proposed Nova antimony refinery
Point MacKenzie Rail Extension ROW
26
25
W Syren Dr
Port MacKenzie

Aerial view of Port MacKenzie highlighting the site for Nova's proposed antimony refinery. Source: Port MacKenzie Operations

ASX Announcements: 10 October 2025

High Level Conceptual Antimony Flowsheet

Process flowsheet developed for high recovery, high purity antimony


Crusher
Screener
High Grade Gold, Low Grade Antimony Stockpile
Ore Sorter
High Grade Antimony, Low Grade Gold Stockpile
Milling Circuit
Gravity Separation
Stibnite Flotation
Alkaline Leach
Antimony Precipitation
Purification
Antimony Trisulfide
Antimony Oxide
Antimony Metal

Estelle's Antimony Assets – Phase 2

Proposed fully secured and integrated U.S. domestic antimony supply chain based in Alaska



Estelle Project
Estelle Project Mines
Concentrator for Refinery Feedstock
Feedstock from existing mines
Feedstock from historical reclamations
Out of state feedstock
West Susitna Access Road Commencing construction in 2025
Land freight
Rail freight
Central Refinery
Port Mackenzie
Anchorage
Sea freight
Air freight
Future export potential
Beaufort Sea
ALASKA
YUKON
Gulf of Alaska

Scale up operations to produce additional refined antimony products including trisulfide, oxide, and metal for the U.S. industrial base

Ongoing discussions with U.S. govt agencies for phase 2

Estelle's Antimony Assets - Conceptual Timeline

Phase 1 antimony starter mine to produce military-spec antimony for the DoW



2025
2026
2027
Gold, Antimony, and Critical Minerals Resource Drilling and Upgrading
Ongoing Systematic Exploration Across the Estelle Gold and Critical Minerals District
Phase 1 Antimony Starter Mine
Resource Drilling
Metallurgical Test Work & Process Design
Long Lead Items Ordered
Permitting
Construction & Commissioning
Phase 1 Antimony Production
Phase 2 Commences

All timelines subject to assay lab turn arounds, market and operating conditions, all necessary approvals, regulatory requirements, weather events, and no unforeseen delays

Antimony Macros

Estelle's antimony will help address specific vulnerabilities in the U.S. supply chain

NOVA MINERALS

The Estelle project represents the first fully domestic antimony supply chain in decades, reducing U.S. vulnerability to supply disruptions

Factor	Current Status	Projected Impact of Estelle
Global production	China 54% with ban on exports, Russia 18%, Tajikistan 16%	Increase share of U.S. production
U.S. import reliance	Negligible domestic supply. 100% import reliant	Reduce dependencies on imports and mitigates geopolitical risks
Defense applications	100% reliant on foreign supply chains	Secure a fully integrated U.S. domestic supply chain
Price stability	Highly volatile due to Chinese exports controls	Diversified supply creates stability

Antimony Uses (USGS)

The Most Important Critical Mineral You have Never Heard Of

Key properties - heat and flame resistance, anti-corrosion, and its ability to harden and strengthen certain materials and metals


(Smart phone screens, camera lenses, binoculars, energy efficient windows)
(Munitions, night vision goggles, explosives, communication equipment)
Ceramics & Glass 12%
Defense 8%
Chemicals 16%
(Paints, plastics, adhesives, mixed with alloys)
(Clothing, furniture, electronics)
Flame Retardant 35%
(Clean energy battery storage – Ambri liquid metal batteries, vehicles, wind turbines, solar panels)
Energy & Transportation 29%

Strategic critical mineral that is used in all manner of civil and defense applications

Estelle's Gold Assets

Rapidly advancing one of the world's largest undeveloped gold assets, aiming to become a tier-one, global gold producer

Estelle's Gold Assets

One of the largest undeveloped gold deposits globally



Gold prospect
Priority Gold area
Stibium
Korbel
Korbel Main, Cathedral, Isabella, Sweet Jenny, You Beauty, Blocks C&D
Portage Pass
NK
Tomahawk
Wombat
Stoney
T5
Trundle
Rainy Day
West Wing
Shadow
Muddy Creek
Shoeshine
Train
Discovery
Trumpet
RPM
RPM North, South & Valley
Revelation

Estelle's Gold Assets

- 4 large gold deposits, from surface and remain open
- 9.9 Moz Au JORC global resource (ASX compliant)[1]
- 5.2 Moz Au S-K 1300 pit constrained resource[1]
- Thick high-grade drill results, from surface
- High-grade surface samples up to 1,290 g/t Au
- Over 20 gold prospects
- Feasibility studies underway for completion in 2026

1 Economic pit constrained resource compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Estelle's Gold Assets - Staged Development Options

1. RPM starter mine with regional expansion – High-grade resource starter pit



Shadow
Shoeshine
Muddy Creek
Discovery
Trumpet
Train
Train Regional Targets
RPM
Geological indications show all 3 areas are potentially genetically linked
RPM South
RPM Valley
RPM North
RPM Starter Pit Area
RPM Regional Target
RPM Regional Target
Potential Gold Processing Plant
Investigating various ore transport options incl. trucks, conveyors, cable ways, chutes
1km

RPM Starter Mine

- High-grade from surface (Potentially 5g/t+ Au)
- Selective mining of high-grade at/near surface material from RPM North
- Potential for expansion ie: RPM, Train, Regional
- Smaller footprint, Lower CAPEX, Nova funded
- Fast track to production and cashflow
- Scalable

Estelle's Gold Assets - RPM

High-grade core with mineralization extending from surface and remains open

- 115 holes, ~27,000m drilled to date – 13,200m not in current MRE
- Broad zone of continuous high-grade gold, from surface
- Mineralization remains wide open
- Heap leach recoveries of 68.7% achieved in lower grade ore test work
- Ore sorting ore below 2 g/t Au achieves up to 4.33 X uplift in grade
- Awaiting assays for 27 holes from 2025 drilling


1 km
0.9 km
RPMRC-24017 29m @ 7.1 g/t Au
From surface Incl:
22m @ 9.4 g/t Au
3m @ 32.2 g/t Au
2m @ 52.7 g/t Au
RPM-057 211m @ 3.2 g/t Au
From 3m Incl:
120m @ 5.0 g/t Au
79m @ 7.4 g/t Au
63m @ 9.0 g/t Au
RPM South
RPM-019 344m @ 0.5 g/t Au
From 5m Incl:
259m @ 0.6 g/t Au
39m @ 1.0 g/t Au
38m @ 1.0 g/t Au from 130m
RPM-005 400m @ 3.5 g/t Au
from surface Incl:
287m @ 4.8 g/t Au
132m @ 10.1 g/t Au
86m @ 14.1 g/t Au
RPM North
RPM-015 258m @ 5.1 g/t Au
From surface Incl:
161m @ 8.1 g/t Au
117m @ 11.1 g/t Au
45m @ 25.3 g/t Au
RPM-023 333m @ 0.9 g/t Au
From 8m Incl:
116m @ 0.9 g/t Au
94m @1.0 g/t Au
15m @ 2.3 g/t Au
RPM Starter Pit Area
Open
RPM Valley
RPM-022 193m @ 3.9 g/t Au
From 4m Incl:
67m @ 10.4 g/t Au
43m @ 15.8 g/t Au
34m @ 19.4 g/t Au
RPM-008 260m @ 3.6 g/t Au
from 11m Incl:
140m @ 6.5 g/t Au
87m @ 10.1 g/t Au
56m @ 15.0 g/t Au
RPM-060 204m @ 1.0 g/t Au
From 110m Incl:
54m @ 2.1 g/t Au
42m @ 2.6 g/t Au
17m @ 5.3 g/t Au
RPM-037 lower intrusive
268m @ 0.7 g/t Au
From 282m Incl:
103m @ 1.0 g/t Au
21m @ 2.5 g/t Au
30m @ 2.0 g/t Au
RPM Drilling (g/t Au)
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>= 10.0

Super high-grade Measured core of 180 Koz @ 4.1 g/t Au within a wider high-grade M&I Core of 330 Koz @ 2.4 g/t Au and a total resource of 1.13 Moz @ 0.7 g/t Au from Surface[1]

ASX Announcements 11 & 27 October 2021, 8 & 22 August 2022, 4 October 2022, 11 December 2023, 10 January & 23 October 2024, 5 August 2025

1 Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Estelle's Gold Assets – RPM Upside

Glacial debris lobe averaging 1.1 g/t Au over 1.7km in till samples



RPM North
RPM South
RPM Valley
Test drilled in 2025 and awaiting assays
18.4 g/t Au
5.1 g/t Au
5.7 g/t Au
52.3 g/t Au
1.7 km
RPM Till Soils Sampling
<0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1.0
1.0 - 2.0
>2.0

Estelle's Gold Assets - Staged Development Options

2. Expanded project – Korbel + RPM + Regional - Scalable with decades of potential pipeline

NOVA MINERALS



Korbel
Korbel Main and Cathedral 550m apart with the potential to be genetically linked
Wombat
Rainy Day
T5
West Wing
Trupdie
Stoney Regional Targets
Tomahawk
Korbel Main Deposit
You Beauty
Cathedral Deposit
Portage Pass
NK
Potential Gold Processing Plant
Blocks C&D
Isabella
Korbel Valley Regional Targets
Korbel Main Pit
1km

Expanded Project – Korbel + RPM + Regional

- Scalable
- Multi-decade mine life
- Multiple mining centers
- Multiple commodities (Au, Sb, Ag, Cu, CMs)
- Higher CAPEX, higher NPV & cashflow
- Significantly increased gold production
- Economies of scale – low AISC
- Nova growth and/or strategic partner funding

Estelle's Gold Assets - Korbel

Bulk tonnage gold with low strip amenable to large scale selective mining

NOVA MINERALS

- 228 holes, ~70,000m drilled to date. Awaiting assays from14 shallow holes from 2025 drilling
- Low strip ratio 0.76:1
- Mineralization from surface and remains wide open
- Ore sorting – Potentially up to 10 X uplift in grade (>5 g/t Au)
- FS test work investigating the potential to heap leach Korbel ore
- Environmental studies at an advanced stage
- Resource upside potential with:
  - High-grade rock chips at Cathedral defining a high priority drill target
  - Size & scale of Cathedral mirrors Korbel Main
  - 6 other exciting untested prospects in the Korbel area



2.5 km
0.5 km
0.7 km
Korbel Main
KBDH-072 308m @ 0.7 g/t Au
from surface Incl:
113m @ 1.0 g/t Au
49m @ 1.5 g/t Au
21m @ 2.5 g/t Au
98 g/t Au
114 g/t Au
37 g/t Au
Cathedral
KBDH-012 429m @ 0.6 g/t Au
from 3m Incl:
101m @ 1.3 g/t Au
82m @ 1.5 g/t Au
30m @ 2.4 g/t Au
CTDD-003B 269m @ 0.4 g/t Au
from 168m Incl:
70m @ 0.6 g/t Au
3m @ 2.7 g/t Au
KBDH-024 549m @ 0.3 g/t Au
from 3m Incl:
97m @ 0.8 g/t Au
15m @ 2.3 g/t Au
3m @ 8.2 g/t Au
KBDH-081 277m @ 0.5 g/t Au
from 3m Incl:
94m @ 1.0 g/t Au
30m @ 1.9 g/t Au
9m @ 4.4 g/t Au
CTDD-001 354m @ 0.3 g/t Au
from 104m Incl:
11m @ 1.1 g/t Au
Korbel Drilling (g/t Au)
0.1 - 0.3
0.3 - 0.5
0.5 - 0.7
0.7 - 1.0
>= 1.0

4.05 Moz @ 0.3 g/t Au, Including 2.39 Moz @ 0.3 g/t Au Indicated from surface, with a higher-grade feeder system[1]

ASX Announcements 19 August 2020, 1 December 2020, 6 June 2021, 19 July 2021, 7 October 2021, 23 December 2021, & 28 February 2022

1 Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Estelle Proven & Robust Flowsheet

Simple metallurgy for easy gold liberation - A big cost differentiator
Further improvements being tested as part of the current FS level studies

NOVA MINERALS



Primary Crusher
Secondary Crusher
Milling Circuit
Agglomeration Plant
Screener
Low Grade
Medium Grade
High Grade
Ore Sorter
Low Grade
High Grade
Heap Leach
Crushed Ore Stockpile
Gold & Silver Pregnant Solution
Flotation Circuit
(95.4% Recovery)
CM Concentrate
Critical Minerals Extraction Plant
Critical Minerals Products
Waste
Tailing Thickener & Tailing Pond
Intensive Leaching
(96.2% Recovery)
CM Pulp
Regrind Circuit
Electrowinning
Adsorption/ Desorption
Gold Furnace
Gold Bars
Key: Current flow sheet from the scoping study
Conceptual additions to the flow sheet currently being tested as part of the FS level studies. Critical minerals extracted and previous reject waste now sent as low-grade ore to heap leach

ASX Announcements 28 February, 10 August 2022, & 26 March 2024

Estelle's Gold Assets - Conceptual Timeline

Significant value upside as the project continues to de-risk



2025
2026
2027
2028
Gold, Antimony, and Critical Minerals Resource Drilling and Upgrading
Ongoing Systematic Exploration Across the Estelle Gold and Critical Minerals District
Scoping Study - Completed May 2023
S-K 1300 Initial Assessment Technical Summary - Completed January 2024
Estelle Gold Assets
Feasibility Studies
Permitting & Finance
Construction
Gold Production

All timelines subject to assay lab turn arounds, market and operating conditions, all necessary approvals, regulatory requirements, weather events, and no unforeseen delays

Estelle Regional Expansion Potential > 20 Prospects

To Date < 5% of the 514km^2 property has been explored

NOVA MINERALS

35km long mineralized intrusive corridor

Gold, and highly elevated concentrations of Silver, Copper, Antimony and Other Critical Minerals have also been discovered across the project

Stoney Area

- 7 exciting gold, antimony, and multi-element targets in the central portion of the claim block
- Numerous high-grade gold, silver, copper and antimony rock samples with grades up to 360 g/t Au, 2,720 g/t Ag, 8.5% Cu and 1.3% Sb

Train Area

- 6 exciting gold, antimony, and multi-element targets located ~6km north of RPM
- Muddy Creek - One of the most impressive gold anomalies with 24 rock samples > 10 g/t Au up to 128.5 g/t Au
- Shoeshine - Abundant antimony enriched style gold mineralization with rock sample grades up to 1,290 g/t Au and 0.9% Sb
- Trumpet - 21 rock samples > 5 g/t Au up to 132.5 g/t Au and13 rock samples > 0.5% Sb up to 16.8% Sb
- Train - 32 rock samples > 5 g/t Au up to 80.2 g/t Au and 15 rock samples > 0.5% Sb up to 10% Sb


Korbel
35km-long Mineral Corridor
Tomahawk
Wombat
Trundle
Rainy Day
Stoney
West Wing
T5
Muddy Creek
Discovery
Trumpet
Shadow
Train
Shoeshine
RPM
Estelle Geology
Sedimentary country rocks (Kahiltna Flysch)
Intrusive granitic rocks
Map Image Data © Google Satellite imagery

Nova's Low-Cost Pathfinder Approach to Exploration

Geology Observed in Outcrop

Surface Mapping & Sampling

Surface Anomaly

Drilling

ASX Announcements 26 August 2020, 16 & 20 November 2023, 5 December 2023, & 26 February 2024

Estelle Infrastructure Solutions

Located on State of Alaska public lands close to Anchorage

Location
- State of Alaska public lands, 150km northwest of Anchorage
- 35km long mineralized corridor on 514km^2 of State of Alaska Mining claims
- Alaska has a streamlined permitting process
- Fully permitted for exploration

Access
- Short flight from Anchorage or Willow to an all-season air strip
- Winter trail used to transport large and heavy equipment
- Proposed West Susitna Access Road has considerable government and community support
  - All weather road that will link the project to port, rail and road
  - 1st part of the road included in the DoT plan to break ground in late 2025
  - AIDEA submitted permits for the remaining portion of the road and the Governor has requested expedited permitting and priority project status in accordance with the Presential Executive Orders

Facilities
- 80 person fully winterized camp
- Onsite sample processing facility
- 4,000 foot all season airstrip which can facilitate large capacity DC3 aircraft

Power – Numerous Options Being Investigated for the FS
- Link to the state grid or proposed Flatlands Coal power plant
- Offtake from the proposed Donlin gas pipeline
- Diesel generators
- Micro-nuclear reactor



Anchorage
Willow Airstrip
Port Mackenzie
Anchorage International Airport
Proposed West Susitna Access Road
(All weather road)
Winter Trail
Beluga Power Plant
(Electricity source)
Proposed Gas Pipeline
(Donlin Creek)
Potential Power Transmission Line
(Feed to State grid)
Flatlands Coal
(Potential Power Plant)
Whiskey Bravo Airstrip & Camp
Estelle Project
"The West Susitna Road is important for local residents and gaining fair access to hunting, fishing, and potential jobs. My administration is constantly looking at ways to grow our economy and this project is a great opportunity for not only south-central Alaska but the entire state. I am committed to this project and unlocking resources that benefit all Alaskans."
Alaska Governor, Mike Dunleavy
Construction Proposed to Start in late 2025

Board of Directors

Team with the experience to get Estelle into production



Richard Beazley
Non-Executive Chairman
Internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles.



Christopher Gerteisen
Executive Director & CEO
Over 30 years' experience managing and advancing resource projects from green fields, through development and into production across North America, Australia and Asia.



Louie Simens
Executive Director & COO
Over 20 years' experience managing and operating multiple business with large projects in the building, mining and civil industries. Maintains extensive networks in the mining and financial industry.



Craig Bentley
Director Finance & Compliance
Over 30 years commercial and finance experience working in senior roles within multinational private enterprises as well as auditing for Ernst and Young.



Avi Geller
Non-Executive Director
Extensive investment experience and a deep knowledge of corporate finance, including capital markets, venture capital, hybrid, debt and private equity.



Dovi Berger
Non-Executive Director
10+ years of experience in capital markets and M&A, combining legal, accounting, and operational expertise to drive acquisitions, financial controls, and regulatory compliance.

Experienced management who have collectively personally invested over US$5M and who are committed and aligned to ensure Nova fulfils its vision of getting Estelle into production as soon as possible

Technical Team

Industry-leading team of over 50 consultants powering Estelle's path to production

NOVA MINERALS



Hans Hoffman
General Manager

Professional Geologist with 20 years experience developing, conducting, and managing geotechnical engineering and mineral exploration projects primarily focused on resource development in Alaska

---

ROUGH STOCK MINING SERVICES

Mine Engineering

Roughstock Mining are mine engineering specialists offering high-quality mine design, management, and technical services worldwide, with decades of experience ranging from grassroots exploration to large-scale operations.

JADE NORTH, LLC

Environmental & Permitting

Jade North are a team of seasoned professionals, including former state regulators, with over two decades of experience specializing in natural resource management, permitting, and regulatory strategy.

Allihies Engineering

Antimony Metallurgy Processing

Allihies Engineering is a globally respected authority in antimony and precious metals processing, bringing over 45 years of international experience in chemical engineering, metallurgy, engineering design, mineral resource management, and industrial plant operations.

Whittle Consulting

Mine Optimization

Whittle Consulting are specialists in integrated strategic planning with over 35 years of experience enhancing mining economics through advanced optimisation beyond conventional methods

Technical Team - Continued

Industry-leading team of over 50 consultants powering Estelle's path to production

NOVA MINERALS

Metallurgy Processing

METS Engineering has over 30 years of experience providing specialist engineering services and innovative solutions to the mining and mineral processing industries worldwide.

Environmental Studies

Restoration Science & Engineering, LLC is an Anchorage-based firm with over 25 years of experience providing full-service environmental and civil engineering, biological services, remediation, water resources, and project permitting to Alaskan municipal, industrial, state, and federal clients

Environmental Studies

ABR, Inc. is an ecological and environmental consulting firm who provide biological, habitat, aquatic, wetland, and permitting science services with decades of experience working in challenging environments.

Hydrology

Arcadis is a global company that offers extensive hydrology services, including managing the entire water cycle through consultancy, design, and engineering solutions

Survey & Infrastructure

Recon, LLC is an Alaska-based civil, geological engineering, and surveying firm specialising in remote route reconnaissance, infrastructure development, project feasibility studies, and project management for natural resource clients

Geochemistry

SLR International Corporation is a global environmental and advisory consultancy that delivers specialist services in environmental science, engineering and sustainability.

Creating Long-Term Value for All Stakeholders

NOVA MINERALS

Established a Social Licence To Operate

- Hire and Buy Alaskan - we strive to offer support through prioritising local employment and local procurement with our “Hire & Buy Alaskan” policy.
- Support Local Communities – Nova has established strong, collaborative, and respectful working relationships with the communities adjacent to our operations and is committed to supporting them to ensure we have a meaningful impact on their culture, environment and economic prosperity.
- Responsible Development - Nova takes its environmental responsibilities seriously and is committed to achieving excellence in environmental management through understanding the sensitivities of our operations and reducing the impacts of our operations as low as reasonably practicable
- Health and Safety - Nova is committed to adopting and adhering to best practice safety standards to maintain a culture of integrity and ownership, and to provide a safe working environment at all our locations


Supporting >50 local businesses
>$65M
Spent on local procurement
Employment for 100’s from local communities

We proudly hire and buy Alaskan

Supporting Alaska and Alaskans

Committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans.

Corporate Overview (As of 22 October 2025 in USD unless noted)

Capital Structure

Shares on Issue[1]	410,429,177
NASDAQ Listed Warrants[2] (Exp 25/7/29 @ US$7.266)	173,625
Unlisted Options (Exp 30/11/25 @ A$1.20)	8,250,000
Unlisted Options (Exp 16/1/26 @ A$0.91)	1,714,286
Performance Rights (Various hurdles)	2,400,000
Share Price – ASX (22 October 2025)	A$0.855
Share Price NASDAQ ADS's (22 October 2025 – 1 ADS = 60 shares)	US$31.51
Market Capitalization	US$225M
Cash (30 September 2025)	~US$11M
U.S. Dept of War Award	US$43.4M
No Debt	Nil

1. Includes ~2.5M ADS's where 1 ADS = 60 shares
2. Each warrant exercisable for 1 ADS

Share Structure


5%
29%
66%
Board & Mgmt.
Strategic & Institutions
Balance of Register

Top 20 – 61%
Top 50 – 70%

ThinkEquity
Member of NYSE · FINRA · SIPC

12 Month Share Price


USD
AUD
NASDAQ: NVA (USD)
ASX: NVA (AUD)
Oct-24
Jan-25
Apr-25
Jul-25
Oct-25

Estelle Project – Upcoming Catalysts

Unlocking gold and antimony value at Estelle

- Antimony refinery project updates
- 2025 drill and sampling program results
- Mineral Resource Estimate (MRE) update
- Metallurgical and technical study results
- Mine and infrastructure permitting
- Feasibility studies
- Regional infrastructure development updates (West Su Access Road, Port Mac, etc)

Nova's Value Drivers

- Favourable jurisdiction and tenure - All on State of Alaska lands (No federal or native lands)
- Upcoming worldclass gold and antimony producer – Favourable macros
- Experienced CEO and management team
- One of the world's largest undeveloped gold projects
- Open pit, low strip, bulk minable, high-grade deposits
- Significant resource upside potential
- US$43.4M Dept of War antimony production award received
- First mover towards fully integrated US domestic antimony production



Follow Us

NOVA MINERALS

Nova Minerals Limited

T: +61 3 9537 1238
E: info@novaminerals.com.au
W: www.novaminerals.com.au

Main Operations
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Office
Suite 5
242 Hawthorn Road
Caulfield
Victoria 3161
Australia

ASX: **NVA** | NASDAQ: **NVA** | FRA: **QM3**

Appendix 1: Mineral Resource Estimates (MRE)

NOVA MINERALS

JORC Compliant Global MRE

- High confidence, conservative Global MRE 9.9 Moz – April 2023
- Currently excludes ~13,200 of drilling undertaken in 2024 and 2025
- Includes a super high-grade zone of 180 Koz @ 4.1 g/t Au Measured
- Based on ~ 83,000m of RC and high-quality oriented diamond core drilling
- Comprises of 4 large IRGS deposits
- Resources from surface and all deposits remain open with significant potential upside
- Suitable for large scale open pit mining

Deposit	Cutoff	Measured			Indicated			Inferred			Total		
		Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
RPM North	0.20	1.4	4.1	**0.18**	3.3	1.5	**0.16**	26	0.6	**0.48**	31	0.8	**0.82**
RPM South (Maiden)	0.20							31	0.4	**0.42**	31	0.4	**0.42**
Total RPM Mining Complex		1.4	4.1	**0.18**	3.3	1.5	**0.16**	57	0.5	**0.90**	62	0.6	**1.24**
Korbel Main	0.15				320	0.3	**3.09**	480	0.2	**3.55**	800	0.3	**6.64**
Cathedral (Maiden)	0.15							240	0.3	**2.01**	240	0.3	**2.01**
Total Korbel Mining Complex					320	0.3	**3.09**	720	0.2	**5.56**	1,040	0.3	**8.65**
Total Estelle Gold Project		1.4	4.1	**0.18**	323	0.3	**3.25**	777	0.3	**6.46**	1,102	0.3	**9.89**

ASX Announcements 11 April 2023, & 16 April 2024

Appendix 1: Mineral Resource Estimates (MRE)

NOVA MINERALS

JORC and S-K 1300 Compliant Economic Pit Constrained MRE for the Estelle Gold Project

Deposit	Cutoff	Measured			Indicated			Measured & Indicated			Inferred			Total		
		Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
RPM North	0.20	1.4	4.1	**0.18**	3	1.6	**0.15**	4.4	2.4	**0.33**	23	0.6	**0.45**	28	0.9	**0.78**
RPM South (Maiden)	0.20										23	0.5	**0.35**	23	0.5	**0.35**
Total RPM		1.4	4.1	**0.18**	3	1.6	**0.15**	4.4	2.4	**0.33**	46	0.5	**0.80**	51	0.7	**1.13**
Korbel Main	0.15				240	0.3	**2.39**	240	0.3	**2.39**	35	0.3	**0.30**	275	0.3	**2.70**
Cathedral (Maiden)	0.15										150	0.3	**1.35**	150	0.3	**1.35**
Total Korbel					240	0.3	**2.39**	240	0.3	**2.39**	185	0.3	**1.65**	425	0.3	**4.05**
Total Estelle Gold Project		1.4	4.1	**0.18**	243	0.3	**2.54**	244	0.3	**2.72**	231	0.3	**2.45**	476	0.3	**5.17**

1. A mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction.
2. The mineral resource applies a reasonable prospect of economic extraction with the following assumptions:
   - Gold price of US$2,000/oz
   - 5% royalty on recovered ounces
   - Pit slope angle of 50o
   - Mining cost of US$1.65/t
   - Processing cost for RPM US$9.80/t and Korbel US$5.23/t (inclusive of ore sorting for Korbel)
   - Combined processing recoveries of 88.20% for RPM and 75.94% for Korbel
   - General and Administrative Cost of US$1.30/t
   - Tonnages and grades are rounded to two significant figures and ounces are rounded to 1,000 ounces, subject to rounding

ASX Announcement 16 April 2024